UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2008.
Northgate Minerals Corporation

(Translation of registrant’s name into English)
815 Hornby Street, Suite 406
Vancouver, British Columbia
Canada V6Z 2E6

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐   Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:
Northgate Minerals Corporation

Date: May 16, 2008

	By:	/s/ Jon A. Douglas

	Name:	Jon A. Douglas
	Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Description

99.1	Related Supplementary Note Entitled “Item 18 Reconciliation to United States Generally Accepted Accounting Principles for the years ended December 31, 2007 and 2006” and the Auditor’s Report thereon.

99.2	Related Supplementary Note Entitled “Reconciliation to United States Generally Accepted Accounting Principles for the three months ended March 31, 2008 and 2007”